Filed by Teekay Tankers Ltd.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Commission File No.: 001-33867
Subject Company: Tanker Investments Ltd.
Date: November 8, 2017

This is a Reminder to Return Your Proxy Card Today, Voting “FOR” the Share Issuance to Permit Teekay Tankers Ltd.’s (TNK) Merger with Tanker Investments Ltd. (TIL).
YOUR VOTE AT THE SPECIAL MEETING ON NOVEMBER 17, 2017 WILL IMPACT THE FUTURE VALUE OF YOUR INVESTMENT IN TEEKAY TANKERS. IF YOU DO NOT VOTE, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.

HOW DO I VOTE?

VOTE ONLINE

1.    Locate the Control Number printed on your Proxy Card or Voting Instruction Form

2.    Access the designated voting site

3.    Follow the instructions provided

VOTE BY PHONE

1.    Locate the Control Number printed on your Proxy Card or Voting Instruction Form

2.    Dial the designated telephone number

3.    Follow the instructions provided

VOTE BY MAIL

Sign, date and return your Proxy Card in the postage-paid envelope provided.

A NON-VOTE IS A VOTE AGAINST

We urge you to vote your shares today. Your vote is very important, regardless of the number of shares you own. The combination of TNK and TIL cannot be completed without the approval of over 50% of outstanding Class A common shares. Therefore, if you do not vote, it will have the same effect as voting against the merger.

WHO SHOULD I CONTACT IF I HAVE QUESTIONS?

If you have any questions or require any assistance, please contact:

MacKenzie Partners, Inc., toll-free at (800) 322-2885 or call collect (212) 929-5500 or email at proxy@mackenziepartners.com.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of Tanker Investments Ltd. (TIL) and Teekay Tankers Ltd. (Teekay Tankers). In connection with the proposed merger, Teekay Tankers has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), including a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. Teekay Tankers and TIL each mailed the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus contains important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger and the proposed amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation (the Charter Amendment). However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.